	755 PAGE MILL ROAD PALO ALTO CALIFORNIA 94304-1018	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SAN DIEGO, WASHINGTON, D.C.
	TELEPHONE: 650.813.5600 FACSIMILE: 650.494.0792	DENVER, NORTHERN VIRGINIA, ORANGE COUNTY, SACRAMENTO, WALNUT CREEK, CENTURY CITY
	WWW.MOFO.COM	TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

June 18, 2007		Writer’s Direct Contact (650) 813-5880 RScudellari@mofo.com

By Telefacsimile and Mail

Mr. Stephen Krikorian

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybersource Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 13, 2007

Form 10-Q for the quarterly period ended March 31, 2007

Filed May 08, 2007

File No. 000-26477

Dear Mr. Krikorian:

On behalf of our client, Cybersource Corporation (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of June 8, 2007. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-Q for the fiscal year ended March 31, 2007

Controls and Procedures, page 18

1.	Expand your disclosure that your disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Confirm your intent to conform your disclosures in future filings.

Ms. Morgan Youngwood

June 18, 2007

Page Two

RESPONSE:

The Company confirms that it will conform its disclosures in future filings as stated in the above comment.

2.	We note your response to prior comment 5 of our letter dated April 18, 2007, however, your filing does not appear to include the disclosure required by Item 308(c) of Regulation S-K. Confirm that in future filings you will disclose any change in your internal controls that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:

The Company inadvertently omitted the disclosure required by Item 308(c) of Regulation S-K in its Form 10-Q filed on May 8, 2007. There was no change in the Company’s internal controls that occurred during the fiscal quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect , its internal control over financial reporting. The Company confirms that in its future filings it will disclose any change in its internal controls that occurred during its last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other

3.	As previously requested, a representative from the Company should acknowledge, in writing, that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense with respect to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Morgan Youngwood

June 18, 2007

Page Three

RESPONSE:

In connection with our response herein, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K filed March 13, 2007 and Form 10-Q filed May 8, 2007; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its Form 10-K filed March 13, 2007 and Form 10-Q filed May 8, 2007; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard Scudellari
Richard Scudellari

cc:	Steven D. Pellizzer, Cybersource Corporation